Hollinger Inc. Announces Sale of Costa Rican Newspaper

TORONTO, Ontario, April 9, 2007 - Hollinger Inc. ("Hollinger") (TSX:HLG.C) (TSX:HLG.PR.B) announced today that it has entered into an agreement to sell all of the shares of its Costa Rican subsidiary that controls La Republica, a newspaper published in Costa Rica, to SRB CR Limitada, a Costa Rican corporation, for US$2 million in cash. The sale is expected to close in late May, 2007.

In addition, Hollinger wishes to clarify certain disclosures made in the second full paragraph on page 29 of its March 7, 2007 Annual Information Form concerning changes to the constitution of Hollinger's Board of Directors in 2005 as follows:

On July 8, 2005, Mr. Justice Campbell of the Ontario Superior Court of Justice approved a Consent Order reconstituting Hollinger's Board of Directors. The Consent Order confirmed an agreement between Hollinger and its then remaining four directors (Messrs. Carroll, Metcalfe, Wakefield and Walker), among others, pursuant to which five new independent directors would be appointed, provided that each such proposed director accepted his appointment, and two of the then four directors would resign as directors, as determined by the then four directors. Messrs. Carroll and Walker opted to resign from the board at that time.

Company Profile

Hollinger's principal asset is its approximately 70.1% voting and 19.7% equity interest in Sun-Times Media Group, Inc. (formerly Hollinger International Inc.), a newspaper publisher with assets which include the Chicago Sun-Times and a large number of community newspapers in the Chicago area. Hollinger also owns a portfolio of commercial real estate in Canada. Further information can be obtained at www. hollingerinc.com.

CONTACT INFORMATION

Media contact:
William E. Aziz

Chief Financial Officer
(416) 363-8721 ext. 262

baziz@hollingerinc.com